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SECURIT 03011870 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH DC 155 SECTION

SEC FILE NUMBER
8-51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue
(No. and Street)

Milwaukee, (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Braun 414-291-4500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue (Address) Milwaukee, (City) Wisconsin (State) 53202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 3/20

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition and report of independent certified public accountants

Cleary Gull Inc.

December 31, 2002

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP

Milwaukee, Wisconsin
January 31, 2003

Cleary Gull Inc.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2002

ASSETS

Cash and cash equivalents	$1,426,614
Receivables from brokers, dealers and others	214,511
Property and equipment, at cost, less accumulated depreciation of $50,784	210,043
Other assets	166,360
Total assets	$2,017,528

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 89,351
Accrued compensation	486,705
Total liabilities	576,056

STOCKHOLDER'S EQUITY:

Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares	1
Additional paid-in capital	907,932
Retained earnings	533,539
Total stockholder's equity	1,441,472
Total liabilities and stockholder's equity	$2,017,528

The accompanying notes to combined financial statements are an integral part of this statement.

Cleary Gull Inc. and Subsidiaries

NOTES TO FINANCIAL STATEMENT

December 31, 2002

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company" - a Delaware corporation), formerly Cleary Gull Investment Management Services, Inc., is a financial services firm located in Wisconsin that provides management services to high net worth individuals and institutional accounts and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. On March 8, 2002, Cleary Gull Holdings Inc. acquired all outstanding shares of Cleary Gull Investment Management Services, Inc. from Tucker Anthony Sutro. Prior to March 8, 2002, the Company was a wholly owned subsidiary of Tucker Anthony Sutro.

On March 8, 2002, Cleary Gull Holdings Inc. acquired Riverview LLC, an investment banking firm, and subsequently contributed the assets of approximately $17,000 and the liabilities of approximately $3,000 to the Company.

NOTE B – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES

1. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. ***Cash and Cash Equivalents***

The Company considers cash and cash equivalents to include those investments with maturities of 90 days or less.

NOTE B – SUMMARY OF SIGNFICANT ACCOUNTING POLICIES - Continued

3. *Receivables from Brokers, Dealers and Others*

Receivables from brokers, dealers and others primarily represent cash held at the clearing broker, other amounts due from the clearing broker, and fees receivable from clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2002, there was no allowance for uncollectible accounts.

4. *Property and Equipment*

Property and equipment are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of three to seven years.

5. *Income Taxes*

Effective March 8, 2002, the Company elected, for Federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of its stockholder.

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with RBC Dain Rauscher. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2002, there were no amounts to be indemnified to RBC Dain Rauscher for these customer transactions. Prior to March 8, 2002, the Company cleared transactions with Wexford Clearing Services Corporation, a guaranteed wholly-owned subsidiary of Prudential Securities, Inc.

The Company leases office space under a noncancellable operating lease agreement which expires on January 31, 2006.

The future minimum rental payments are as follows:

2003	$ 212,712
2004	212,712
2005	212,712
2006	17,726

At December 31, 2002, Cleary Gull Holdings, Inc. ("Holdings") has a note payable of $1,000,000 which is due on or before March 8, 2007. The note is collateralized by the shares of the Company and tangible and intangible assets of Holdings. Subject to the cash flow of Holdings and regulatory net capital rules, management of the Company, upon regulatory approval, may make distributions to Holdings to assist in payment of the note and other obligations.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

NOTE D – NET CAPITAL REQUIREMENTS - Continued

Net capital and aggregate indebtedness change from day to day. At December 31, 2002, the Company had regulatory net capital and net capital requirements of $977,504 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .59 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

As of December 31, 2002 there was approximately $6,000 due from Holdings. This amount is recorded within receivables from broker, dealers, and others.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

100 East Wisconsin Avenue
Milwaukee, WI 53202
T 414-289-8200
F 414-289-9910
W www.grantthornton.com